IPSCO Tubulars Inc.

10120 Houston Oaks Dr.

Houston, Texas 77064

April 12, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Re:	IPSCO Tubulars Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-222544

Ladies and Gentlemen:

IPSCO Tubulars Inc. (the “Company”), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No 333-222544), filed on January 12, 2018 (the “Registration Statement”), together with all exhibits and amendments thereto, effective as of the date of this application or as soon as practicable thereafter.

The Company has determined not to pursue a public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective, and no securities have been sold in connection with the offering contemplated by the Registration Statement. Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. Please forward copies of the order consenting to the withdrawal of the Registration Statement to our counsel Ryan J. Maierson and John M. Greer at Latham & Watkins LLP via facsimile at (713) 546-5401 and via email at ryan.maierson@lw.com and john.greer@lw.com.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this application, please contact Ryan J. Maierson of Latham & Watkins LLP at (713) 546-7420. Thank you for your assistance in this matter.

Very truly yours,

IPSCO Tubulars Inc.

By:	/s/ Ryan Chadwick
Ryan Chadwick
Vice President and General Counsel